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KJ 2/26

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 17 2010
Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8- ~~039807-M~~ 48866 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
White Oak Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4812 Northwestern Avenue
(No. and Street)

Racine, Wisconsin 53406
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Terri Larson (262) 554-4500
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name – *if individual, state last, first, middle name*)

1800 East Main Street, Suite 100, Waukesha, Wisconsin 53186-3902
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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## OATH OR AFFIRMATION

I, Terri Larson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of White Oak Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________

_______________

_______________

Signature

President

Title

Notary Public

my commission expires 5/5/2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## *White Oak Securities, Inc.*

## *Financial Statements and Independent Auditor's Report*

## *Pursuant to Rule 17a-5*

## *December 31, 2009*

### *Table of Contents*


***Accountant's Report*** — ***Page***

Independent Auditor's Report .......... 2

***Basic Financial Statements***

Balance Sheets .......... 3

Statements of Income .......... 4

Statements of Retained Earnings .......... 5

Statements of Changes in Stockholder's Equity .......... 6

Statements of Cash Flows .......... 7

Notes to the Financial Statements .......... 8-9

***Supplementary Information***

Supplementary Schedules to the Financial Statements:
Computation of Net Capital and Aggregate Indebtedness .......... 10

Independent Auditor's Report on Internal Control .......... 11-12

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

*CERTIFIED PUBLIC ACCOUNTANTS*
**1800 East Main Street, Suite 100**
**Waukesha, Wisconsin 53186-3902**

EDWARD J WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WENDY L. HANSON
WILL A. SILVERS, CPA
CHRISTOPHER P. OLSON
KEVIN J. LEWICKI

## Independent Auditor's Report

Board of Directors
White Oak Securities, Inc.
4812 Northwestern Avenue
Racine, Wisconsin 53406

Board of Directors:

We have audited the accompanying balance sheets of White Oak Securities, Inc. as of December 31, 2009 and December 31, 2008 and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of White Oak Securities, Inc. as of December 31, 2009 and December 31, 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walkowicz, Boczkiewicz & Co., S.C.

Waukesha, Wisconsin
February 3, 2010

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

**White Oak Securities, Inc.**
**Balance Sheets**
**December 31, 2009 and December 31, 2008**

### Assets

| | 2009 | 2008 |
|---|---|---|
| **Current Assets:** | | |
| Cash and cash equivalents | $ 8,270 | $ 8,119 |
| Commissions receivable | 1,501 | 1,114 |
| Prepaid expenses | 334 | 334 |
| Total Current Assets | 10,105 | 9,567 |
| Total Assets | $ 10,105 | $ 9,567 |

### Liabilities and Stockholder's Equity

| | 2009 | 2008 |
|---|---|---|
| **Current Liabilities:** | | |
| Accounts payable | $ 110 | $ 105 |
| Total Current Liabilities | 110 | 105 |
| **Stockholder's Equity:** | | |
| Common stock | 800 | 800 |
| Additional paid in capital | 7,200 | 7,200 |
| Retained earnings | 1,995 | 1,462 |
| Total Stockholder's Equity | 9,995 | 9,462 |
| Total Liabilities and Stockholder's Equity | $ 10,105 | $ 9,567 |

See notes to financial statements.

**White Oak Securities, Inc.**
**Statements of Income**
**For the Years Ended December 31, 2009 and December 31, 2008**

| | 2009 | 2008 |
|---|---|---|
| **Revenues:** | | |
| Service fees / commissions | $ 16,210 | $ 24,070 |
| Other income | 385 | 440 |
| Total Revenue | 16,595 | 24,510 |
| **Expenses:** | | |
| Accounting | 1,900 | 1,900 |
| Bank charges | 170 | 165 |
| Rent | 4,800 | 3,600 |
| Insurance | 364 | 334 |
| Legal and professional fees | 1,805 | 1,585 |
| Licensing fees | 490 | 390 |
| Wages | 5,600 | 16,000 |
| Payroll taxes | 497 | 1,369 |
| Other expense | 443 | 1,047 |
| Total Expenses | 16,069 | 26,390 |
| Net income (loss) from operations | 526 | (1,880) |
| **Other Income:** | | |
| Interest and dividend income | 7 | 24 |
| Total Other Income | 7 | 24 |
| Net income (loss) before income tax provision | 533 | (1,856) |
| Provision for income taxes | - | - |
| Net Income (Loss) | $ 533 | $ (1,856) |

See notes to financial statements.

**White Oak Securities, Inc.**
**Statements of Retained Earnings**
**For the Years Ended December 31, 2009 and December 31, 2008**

| | 2009 | 2008 |
|---|---|---|
| **Retained Earnings:** | | |
| Balance, beginning of year | $ 1,462 | $ 3,318 |
| Add: Net income | 533 | - |
| Less: Net loss | - | (1,856) |
| Balance, end of year | $ 1,995 | $ 1,462 |

See notes to financial statements.

**White Oak Securities, Inc.**
**Statements of Changes in Stockholder's Equity**
**For the Years Ended December 31, 2009 and December 31, 2008**

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance, December 31, 2007 | $ 800 | $ 7,200 | $ 3,318 | $ 11,318 |
| Net (Loss) | - | - | (1,856) | (1,856) |
| Balance, December 31, 2008 | 800 | 7,200 | 1,462 | 9,462 |
| Net Income | - | - | 533 | 533 |
| Balance, December 31, 2009 | $ 800 | $ 7,200 | $ 1,995 | $ 9,995 |

See notes to financial statemetns.

# White Oak Securities, Inc.
## Statements of Cash Flows
## For the Years Ended December 31, 2009 and December 31, 2008

| | 2009 | 2008 |
|---|---|---|
| **Cash Flows from Operating Activities:** | | |
| Net Income (Loss) | $ 533 | $ (1,856) |
| Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities: | | |
| (Increase) decrease in assets: | | |
| Commissions receivable | (387) | 1,610 |
| Prepaid expenses | - | (30) |
| Increase (decrease) in liabilities: | | |
| Accounts payable | 5 | 5 |
| Net Cash Provided (Used) in Operating Activities | 151 | (271) |
| **Cash Flows from Investing Activities:** | | |
| Dividend distribution | - | - |
| Net Cash Flows Used in Investing Activities | - | - |
| **Cash Flows from Financing Activities:** | | |
| Net Increase (Decrease) in Cash | 151 | (271) |
| Cash - Beginning of year | 8,119 | 8,390 |
| Cash - End of year | $ 8,270 | $ 8,119 |

| | | |
|---|---|---|
| **Supplementary Disclosures of Cash Flow Information:** | | |
| Cash paid during the period for | | |
| Interest | $0 | $0 |
| Income taxes | $0 | $0 |

See notes to financial statements.

**White Oak Securities, Inc.**
**Notes to Financial Statements**
**December 31, 2009 and December 31, 2008**

## *Note 1 - Summary of Significant Accounting Policies*

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

### *Nature of Business*

The Company was incorporated in the state of Wisconsin. The Company is registered with the Securities and Exchange Commission. The Company's principal business activity is the sale of securities.

### *Cash Equivalents*

Cash equivalents are defined as certificates of deposit and U.S. government, obligations which mature in less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

### *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## *Note 2 - Net Capital Requirements*

White Oak Securities, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (net capital ratio) shall not exceed 15 to 1.

Rule 15c3-1 also limits the withdrawal of equity, either by stock redemption or dividends, and the amount of unsecured loans to shareholders and employees subject to certain minimum net capital requirements and debt-to-equity ratios. At December 31, 2009, the Company had net capital of $8,160, which was $3,160 in excess of its required net capital of $5,000. At December 31, 2008, the Company had net capital of $8,014, which was $3,014 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.3% to 1 at December 31, 2009, and 1.3% to 1 at December 31, 2008.

## *Note 3 - Capital Stocks*

Capital stock consists of 9,000 authorized, 800 issued and outstanding $1 par value common shares.

***Note 4 - Filing Requirements***

There were no liabilities subordinated to claims of creditors during the years ended December 31, 2009 and December 31, 2008, respectively. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

***Note 5 - Lease - Office Space***

The Company leases its offices from Financial Service Group, Inc. for $400 per month on a month-to-month basis. The lease was entered into on April 2, 2008. Included in rent expense is $4,800 for 2009 and $3,600 for 2008. The minimum lease rental for the next five years is $4,800 per year.

## White Oak Securities, Inc.
## Computation of Net Capital and Aggregate Indebtedness
## For the Years Ended December 31, 2009 and December 31, 2008

| | 2009 | 2008 |
|---|---|---|
| **Net Capital Computation** | | |
| Common stock | $ 800 | $ 800 |
| Paid-in capital | 7,200 | 7,200 |
| Retained earnings | 1,995 | 1,462 |
| Total Stockholder's Equity | 9,995 | 9,462 |
| Deductions: | | |
| Nonallowable assets: | | |
| Commissions receivable | 1,501 | 1,114 |
| Other current assets | 334 | 334 |
| Total Deductions | 1,835 | 1,448 |
| Net Capital | $ 8,160 | $ 8,014 |
| **Computation of Basic Net Capital Requirement** | | |
| Minimum net capital required (6 2/3 % of aggregate indebtedness) | $ 7 | $ 7 |
| **Minimum dollar net capital requirement** | $ 5,000 | $ 5,000 |
| **Net capital requirement** | $ 5,000 | $ 5,000 |
| **Computation of Aggregate Indebtedness** | | |
| Total Liabilities | $ 110 | $ 105 |
| Aggregate Indebtedness | $ 110 | $ 105 |
| Percentage of Aggregate Indebtedness to Net Capital | 1.3% to 1 | 1.3% to 1 |

Net capital at December 31, 2009 and December 31, 2008, as presented here, does not differ materially from that previously reported on the company's Focus Report, Part IIA for the same period.

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

*CERTIFIED PUBLIC ACCOUNTANTS*
**1800 East Main Street, Suite 100**
**Waukesha, Wisconsin 53186-3902**

EDWARD J WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WENDY L. HANSON
WILL A. SILVERS, CPA
CHRISTOPHER P. OLSON
KEVIN J. LEWICKI

## Independent Auditor's Report on Internal Control

To the Board of Directors,
White Oak Securities, Inc.

In planning and performing our audit of the financial statements of White Oak Securities, Inc. for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by White Oak Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of White Oak Securities, Inc. for the year ended December 31, 2009, and this report does not affect our report thereon dated February 3, 2010. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices an procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commissions' objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Wolfing, Bogenz & Co S.C.

Waukesha, Wisconsin
February 3, 2010

# WHITE OAK SECURITIES, INC.

## FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT PURSUANT TO RULE 17a-5

## FOR THE YEAR ENDED DECEMBER 31, 2009